Great Wall Acquisition Corporation
66 Madison Avenue, 15th Floor
New York, New York 10021
August 14, 2006
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

RE:	Great Wall Acquisition Corporation Registration Statement on Form S-4 Amendment 1 Filed May 15, 2006 File No. 333-134098 Form 10-KSB for the period ending December 31, 2005 File No: 000-50550
Dear Mr. Reynolds:
     The following are the responses of Great Wall Acquisition Corporation / ChinaCast Communication Holdings Limited to comments received from the Staff of the Securities and Exchange Commission in the letter dated June 30th, with respect to Great Wall’s Registration Statement on Form S-4 (Amendment No. 1) filed on May 15, 2006. The discussion below is presented in the order of the numbered comments in the Staff’s letter.
General
1.	We note the disclosure that “the affirmative vote on all proposals of a majority of Great Wall’s common stock, including a majority of the Great Wall common shares issued in its initial public offering (Public Shares) voting in person or by, proxy at the meeting, will be required to approve the Acquisition.” Please reconcile with the disclosure contained in the company’s IPO Prospectus wherein such approval was not limited to those public stockholders voting in person or by proxy: (“We will proceed with the business combination only if the public stockholders, who own at least a majority of the shares of common stock sold in this offering, vote in favor of the business combination and public stockholders owning less than 20% of the shares sold in this offering exercise their conversion rights.”)

Consistent with the other shareholder protections built in to the company’s IPO, it would appear that the company set a higher threshold for business combination approval than that required by Delaware General Corporation Law. Please conform the procedures outlined in your Form S-4 to match those contained in the company’s IPO prospectus or provide the Staff with a legal analysis as to the company’s ability to change the terms of its business combination procedures, including:
How would such a heightened requirement comport with ARTICLE SIXTH A of Great Wall’s current Articles of Incorporation? (“Prior to. the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the GCL. In the event that the holders of a majority of the outstanding Voting Stock vote for the approval of the Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate any Business Combination if 20% or more in interest of the holders of IPO Shares (defined below) exercise their conversion rights described in paragraph B below.”);

As noted above, would such a heightened requirement be consistent with the disclosure in the company’s prospectus and, if not, how would the company propose to remedy such an inconsistency; and

What are the consequences to the company of such an inconsistency?
Response to Comment 1

Consistent with the company’s IPO prospectus, the vote required is that of the affirmative vote of the majority of the public shareholders, and it is not limited to those shares voting in person or by proxy at the meeting. The disclosure throughout the document has been revised to clarify the vote required by removing the reference to “voting in person or by proxy at the meeting.” We have also noted in the section entitled “Risk Factor — Great Wall may be subject to securities laws claims regarding past disclosures” that the disclosure in the Company’s IPO Prospectus is inconsistent with the terms of the Company’s charter and the letter agreements entered into by the Company’s original stockholders.

2.	We note that you have not included most of the disclosure with respect to rescission rights available to Great Wall stockholders shareholders that was present in the company’s March 8, 2006 Proxy. In all appropriate locations throughout your registration statement, please disclose the rescission rights available to Great Wall stockholders. Emphasize that shareholders could realize more from a rescission action than they could from a conversion of their individual share of the Trust Account.

Response to Comment 2

We have revised the disclosure throughout the registration statement to include disclosure relating to rescission and other rights potentially available to Great Wall stockholders. In particular, there have been added, sections entitled “Q&A — What other important considerations are there”, “Risk Factors — Great Wall may be subject to securities laws claims regarding past disclosures” and “The ChinaCast Acquisition — Possible Claims Against and Impairment of the IPO Trust Account.”

3.	We note the statement throughout filing that “By obtaining the Letters of Undertaking from the majority ChinaCast shareholders, the period in which Great Wall could complete the Offer was extended.” Please reconcile with the disclosure contained in your Proxy of March 8, 2006. It would appear that the period was in fact extended by proposing the amendment to its articles of incorporation, which was not contemplated in the company’s IPO prospectus and therefore gave rise to the rescission liability discussed in the immediately preceding comment. Please revise all documents in your filing which contain such statement.

Response to Comment 3

On March 21, 2006, Great Wall, by shareholder vote, amended its charter to extend the date before which it must complete a business combination to avoid being required to liquidate from March 23, 2006 to December 31, 2006. Prior to this extension, Great Wall’s charter provided that it must complete a business combination within 18 months of the consummation of its IPO, or 24 months from the consummation of the IPO if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of the IPO and the business combination had not yet been consummated within such 18 month period. By obtaining the Letters of Undertaking from the majority ChinaCast shareholders on September 13, 2005, the period in which the Company could complete the Offer was extended to end on March 23, 2006. We have revised the disclosure throughout the registration statement to clarify this disclosure.

4.	We note the disclosure throughout your registration statement that Great Wall “is in the process of seeking standby credit facilities to ensure that it has sufficient funds to pay all of the ChinaCast shareholders electing cash instead of Great Wall stock.” Please disclose the status of the company’s search and why no such credit facilities have been obtained since the approval of the company’s Extension Amendment on March 21, 2006, as the company disclosed it would in its Definitive Proxy filed March 8, 2006.

Response to Comment 4

The Company is in discussions with DBS Bank Ltd. (DBS) with respect to obtaining of standby credit facility to provide sufficient funds to pay all of the ChinaCast shareholders electing the Cash Offer. As certain fees would apply immediately upon entering into definitive arrangements regarding such a credit facility, the Company does not expect to do so until immediately prior to commencing the Offer. We have revised the disclosure in the registration statement to include the updated status of the standby credit facility.

5.	We note the disclosure that Great Wall “is in the process of seeking to obtain...confirmation [of continued interest in the proposed acquisition] from the ChinaCast Majority,” which is the same disclosure as was contained in Great Wall’s Definitive Proxy of March 8, 2006. Please disclose in your summary section the current status of the effort to reconfirm and explain why reconfirmation has not yet been obtained even though the company has disclosed that it has been attempting to do so for several months. Include a Q&A with respect to the issue and include specific reference to the July 13, 2006 deadline and its impact if reconfirmation is not obtained by such time.

Response to Comment 5

On July 13, 2006, the Company obtained the confirmation of continued interest in the proposed acquisition from members of the ChinaCast Majority holding 50.54% of ChinaCast’s outstanding shares. The Company filed a Form 8-K on July 19, 2006 disclosing the receipt of these new undertakings. The Company subsequently received new undertakings from two additional ChinaCast shareholders raising this to 50.84%. We have revised the disclosure in the registration statement to include discussion of the receipt of these new undertakings.

6.	Throughout your registration statement, clearly disclose the effect of conversion of all outstanding convertible securities issued by each of the target and acquiror. On the Great Wall side, taking the outstanding warrants into consideration and using a minimum ChinaCast shareholder approval (51.15%), it would appear that the former ChinaCast shareholders would not have control of the company post-transaction.

Response to Comment 6

We have revised this disclosure in the document as requested.

7.	We note the disclosure throughout your registration statement and the company’s periodic filings since September 13, 2005 that “ChinaCast is one of the leading providers of e-learning services and content to K-12 schools, universities, government agencies and corporate enterprises in the PRC.” Please provide the basis for your claims, in your Form S-4 and every periodic report in which it appears, that ChinaCast is one of the leading providers of content, as opposed to

e-learning services. If true, please clarify at each discussion of content in your S-4 that ChinaCast does not generate any content on its own, but merely provides broadcast capabilities, the software platform, and technical expertise, while content is generated by ChinaCast business partners.

On this point, we specifically note the discussion on pages 32 and 33 under the heading “Products and Services,” which appears to suggest that ChinaCast may transmit content produced by others but it does not produce any content itself.

We also note the discussion in a report commissioned by WR Hambrecht + Co, the entity you disclose to have located ChinaCast as a target for you, stating that ChinaCast “historically has not produced content. It has focused instead on providing e-learning services, while some notable competitors produce branded content. Recent acquisitions and JVs, most notably Modern English and Tsinghua Tongfang, provide the Company with branded content. Additionally, degree granting for distance learning will always stay in the hands of the providing university, in our opinion.”

However, with respect to such “recent acquisitions,” we note the transaction with Modern English does not appear to have closed and the transaction with Tsinghua Tongfang is a joint venture which did not close until October 2005.

Finally, we note the disclosure contained on pages F-14 and F-16 of your financial statements that:
•	“The Group’s revenues are primarily derived from satellite bandwidth and network access services and to a lesser extent, sales of satellite communication related equipment and accessories.” and

•	“Segment Reporting: The Group’s revenue and net income are substantially derived from provision of satellite bandwidth and network access services throughout the PRC. Most of the assets and capital expenditure of the Group are employed in the PRC. Accordingly, all financial segment information is as presented in the accompanying consolidated financial statements.”
Response to Comment 7

In response to the Staff’s comment, we have removed all references to ChinaCast being a leading provider of e-learning content. In addition, ChinaCast has advised the Company that while ChinaCast notes the reference to the “recent acquisitions” as discussed in the report commissioned by WR Hambrecht + Co., the status of these transactions was accurately disclosed in registration statement. As disclosed in the registration statement, ChinaCast has advised that it is unlikely that the Modern English acquisition will be completed in 2006, and discussion of it has been removed from the registration statement.

8.	Additionally, since the disclosure noted in the immediately preceding comment has been provided by Great Wall since the announcement of the ChinaCast transaction on September 13, 2005, please provide an analysis as to any liabilities to Great Wall that result.

Response to Comment 8

We have included this matter in a new risk factor entitled “Great Wall may be subject to securities laws claims regarding past disclosures,” but given the difficulty of defining the universe of parties who may have comprehended and relied on such disclosure, the materiality of it to the proposed transaction in general and the effect of any subsequent disclosure which clarifies these statements, we cannot characterize or quantify any such liability with any meaningful degree of specificity or accuracy.

9.	Please provide us with a legal analysis as to how, in the event of a liquidation and dissolution, the company will comply with Sections 275, 278, 280 and/or 281(b) of the Delaware General Corporation Law and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a state debtor/creditor and Federal bankruptcy proceeding by the company. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such dissolution. Include specific discussion of all liabilities owed to service providers, contingent or otherwise.

Response to Comment 9

Assuming there has been no approved business combination within the specified time period described in the Company’s Certificate of Incorporation and the trust agreement (and the Company’s arrangement with the trustee) and the Company is dissolved, the Board of Directors will determine whether the Company’s affairs should be wound up and the Company liquidated in accordance with the default procedures in Section 281(b) of the Delaware General Corporation Law (“DGCL”) or the more complex and time consuming procedures in Section 280 of the DGCL. In making that determination, the Board of Directors intends to consult with qualified Delaware counsel experienced with the winding up procedures under Sections 280 and 281 of the DGCL and to review the facts and circumstances of the Company at such time, including any liabilities and/or claims against the Company that may exist and the most appropriate means of providing for payment of such liabilities and/or claims.

It is currently expected that the Board will conclude that winding up and liquidating pursuant to Section 281(b) of the DGCL will be the more appropriate procedure to follow if the Company is dissolved by reason of there being no approved business combination within the specified time periods described in the Company’s charter. A board determination to wind up in accordance with Section 281(b) is likely because the Company expects that most, if not all, significant creditors of the Company will have agreed to arrangements that will involve them waiving claims they may have against the funds held in trust, and the Company’s officers have agreed to indemnify the Company against such third party claims.

If, as is anticipated, the Board determines that the Company’s affairs should be wound up pursuant to Section 281(b), then the Board, after consultation with qualified Delaware counsel and review of the Company’s assets and liabilities and any potential claims, would adopt a plan of distribution as required by Section 281(b), which plan would provide for the payment, based on facts known to the Company at the time, of all existing claims, pending claims and claims that may potentially be brought against the Company within ten years after the effectiveness of the Company’s dissolution.

In the event that the Board determines to wind up the Company’s affairs pursuant to Section 281(b), to the extent an insufficient amount of funds were to be retained and reserved for creditors who ultimately were to prevail on the merits of such claims, Great Wall stockholders, under certain limited circumstances, could be required to return up to all of the amounts they received as liquidating distributions from the Company.

The statutory requirements and Board actions discussed above, and the resulting consequences to Great Wall stockholders, have been disclosed in the prospectus where appropriate, including in the section entitled “The ChinaCast Acquisition — Possible Claims Against and Impairment of the IPO Trust Account” beginning on page 36. Additionally, with respect to the risks associated with the Company’s proposed course of action, we have included a risk factor concerning the possible liabilities of Great Wall stockholders to creditors for up to the amount of any distribution made to stockholders in connection with the winding up and liquidation of the Company in the event the Company is required to dissolve.

In order to address the Staff’s concerns about bankruptcy, we have clarified the disclosure in the risk factors and elsewhere.

Given the additional disclosure responding to the procedural aspects of Delaware law and the creditor-related issues that have surfaced with respect to risks associated with bankruptcy, we have included a new risk factor about the potential for stockholder liability for claims against the Company. See “Risk Factors — Risks Relating to the Offer and Acquisition — Great Wall will dissolve and liquidate if it does not consummate the Acquisition and its stockholders may be held liable for claims by third parties against Great Wall to the extent of distributions received by them.”

Additionally, we have added new language regarding bankruptcy risk to the risk factor entitled “Risk Factors — Risks Relating to the Offer and Acquisition — If third parties bring claims against Great Wall, the proceeds held in trust could be reduced and the per-share liquidation price received by Great Wall’s public stockholders from the trust account as part of its plan of dissolution and distribution will be less than $6.00 per share.”

10.	We note the disclosure on throughout your filing that “Messrs. Li and Tang are incurring additional potential liability before knowing whether their indemnity obligations will be called upon or not.” In every instance, balance such statements with the disclosure you otherwise mention only once: “Great Wall cannot assure you that Messrs. Li and Tang would be able to satisfy their obligations if material liabilities are sought to be satisfied from the IPO trust account.”

Response to Comment 10

We have revised the disclosure throughout the registration statement to include this additional statement.
Questions and Answers about the Acquisition
11.	We note the statement in Q&A No. 8 that Mr. Li will not continue as a director of Great Wall upon any acquisition of ChinaCast. We also note the statement in Q&A No. 7 that Mr. Li believes stockholders will benefit from Great Wall’s ownership of ChinaCast. Please discuss within Q&A No. 7 whether he will sell any of his holdings in Great Wall, including his unexercised warrants and their underlying securities. If so, discuss the amounts and how such actions reconcile with his recommendation of the transaction and his statement that stockholders will benefit from it.

Response to Comment 11

Mr. Li has informed Great Wall that he does not intend to sell any of his holdings in Great Wall, including his unexercised warrants and their underlying securities, and we have revised Q&A No. 7 to include that disclosure.

Summary, page 1
12.	We note the disclosure on page 5 that Jack Silver holds 150,000 Public Shares. Reconcile with the amount provided elsewhere in your registration statement. Has he sold any of the shares he bought in the company’s IPO?

Response to Comment 12

We have revised the disclosure to provide that Jack Silver holds 250,000 Public Shares.

13.	Please clarify and simplify your disclosure with respect to the indemnity obligations of Messrs. Li and Tang. We especially note your discussion on pages 6 and 25:

“All rights specified in its charter of Great Wall’s directors and executive officers to be indemnified by Great Wall, and of Great Wall’s directors to be exculpated from monetary liability with respect to prior acts or omissions, will continue after the Acquisition. If the Acquisition is not approved and Great Wall liquidates, its ability to perform its obligations under those provisions will be substantially impaired, however, since it will cease as a result of being required to be liquidated and dissolved within 60 days of, at the latest, December 31, 2006. If the ChinaCast acquisition is ultimately completed, the combined company’s ability to perform such obligations will probably be substantially enhanced, and the possibility that Messrs. Li and Tang will be required to perform their obligations under the indemnity agreements referred to above will be substantially lessened. As noted above, however, their potential indemnity liability will increase before they know whether their indemnity obligations will be called upon or not.”

Do you mean to state:

“All rights specified in its charter of Great Wall’s directors and executive officers to be indemnified by Great Wall, and of Great Wall’s directors to be exculpated from monetary liability with respect to prior acts or omissions, may continue after an Acquisition. If the Acquisition is not approved and Great Wall liquidates, such indemnification rights would cease.”?

Response to Comment 13

In response to the Staff’s comment, we have revised the disclosure in the registration statement to clarify and simplify the disclosure with respect to the indemnity obligations of Messrs. Li and Tang.

14.	Please provide us with a calculation showing how you determined the minimum ownership amounts of former ChinaCast stockholders of 74.1% and 84.8%. Also revise to disclose if this range is based on 100% current ChinaCast shareholders electing the stock offer for their shares.

Response to Comment 14

We have revised this disclosure to provide that the minimum ownership amounts of former ChinaCast stockholders is 69.6% and 81.8%. These numbers are based upon the following calculations:

Original Public Great Wall Shareholders	3,612,781	*	14.2%
Original Private Great Wall Shareholders	1,000,000		3.9%
Original ChinaCast Shareholders (maximum accept Stock Offer)	20,752,301		81.8%

	25,365,082		100.0%

Original Public Great Wall Shareholders	3,612,781	*	23.8%
Original Private Great Wall Shareholders	1,000,000		6.6%
Original ChinaCast Shareholders (minimum accept Stock Offer)	10,551,526		69.6%

	15,164,307		100.0%

*	- Equals 20% of 4,515,975 (the Great Wall Public Shares)
15.	Please revise your discussion here and throughout your filing to clarify your relationship with CCL. It is unclear if your reference to the “Beijing Branch” as part of the consolidated “Satellite Operating Entities” relates only to CCL’s headquarters in Beijing. If this is the case, please disclose your relationship with the other locations of CCL (i.e. Shanghai, Hong Kong and Singapore) and the difference in operations (e.g. number of employees, products, revenues, product offerings, etc.). Also, revise your diagram on page 35 to reflect these “branches” of CCL accordingly.

Response to Comment 15

We are advised by China Cast that CCL does not have operations in Hong Kong or Singapore. CCL has two operating branches, one in Beijing and its headquarters in Shanghai. The reference to the “Beijing Branch” relates only to the operating branch of CCL located in Beijing. There is no operating relationship between the two branches of CCL. The Shanghai operations are primarily investing operations that do not offer any products and have less than 20 employees. The Company has revised the Registration Statement accordingly.

16.	We note on page 38 of ChinaCast’s 2005 annual report that CCLX and CCL are related parties in which ChinaCast’s directors “have both direct and indirect equity stakes.” We further note that your Chief Operating Officer owns 10% of CCLX. Please revise your disclosure here and throughout your filing to discuss all direct and indirect equity interests in CCL and CCLX.

Response to Comment 16

We have revised the disclosure in the “Summary” section and throughout the registration statement to disclose all direct and indirect equity interests in CCL and CCLX.

Risk Factors page 8
17.	In general, this section should be revised in order to disclose and discuss particular risks to the company or the offering. Risk factors must be concise and organized logically. Do not present risks that could apply to any issuer or any offering. Explain how the risk affects the issuer or the securities being offered. Set forth each risk factor under a subcaption that adequately describes the risk. Additionally, several risk factors are simply statements that do not discuss the particular risk contemplated. Please revise this entire section accordingly.

Response to Comment 17

We have revised the risk factors as requested.

18.	We note your statement in Risk Factor 2 that Li Wei’s personal interests in ChinaCasts’s dealings with the Satellite Operating Entities may be different from and/or adverse to the interests of ChinaCast and its stockholders. Clarify and disclose all personal interests. Disclose how they may be different if the SOEs are effectively required to pass along all profits to the various ChinaCast entities. Disclose the same for all persons who maybe similarly situated.

Response to Comment 18

In the original Risk Factor 2, it was indicated that Li Wei’s personal interest and ChinaCast’s dealings with Satellite Operating Entities may be different and/or adverse to the interests of ChinaCast and its stockholders. ChinaCast has pointed out that it should be noted that his 10% holding in CCLX has been pledged to CCT Shanghai under a pledge agreement dated August 11, 2003, which pledge agreement shall end when CCLX becomes a wholly-owned subsidiary of ChinaCast. Moreover, under the Technical Services Agreement between CCLX and CCT Shanghai, all of CCLX’s economic benefits are transferred to CCT Shanghai which also agrees to extend financial support to CCLX if it deems it necessary. On this basis, ChinaCast states, Li Wei’s financial benefits and risks from CCLX are very limited.

On the other hand, ChinaCast also notes that Li Wei is the Chief Operating Officer and President of ChinaCast, deriving benefits from his employment, and is also deemed interested in the 1,749,107 ChinaCast shares held by Time Global International Limited, an investment holding company incorporated in the British Virgin Islands wholly-owned by him, and concludes that his personal interests are therefore similar and not adverse to those of ChinaCast and its stockholders. In light of the Staff’s comment and these observations, we have omitted Risk Factor 2 from the proxy statement/prospectus.

19.	We note your statement in Risk Factor 4 that “ChinaCast and the Satellite Operating Entities have expanded their operations rapidly during the last several years. . .This expansion has created significant demands on administrative operational and financial personnel and other resources, particularly the need for working capital. Additional expansion in existing or new markets and new lines of business could strain these resources and increase the need for capital, which may result in cash flow shortages. ChinaCast’s or the Satellite Operating Entities’ personnel, systems, procedures, and controls may not be adequate to support further expansion.”

Please discuss how the Great Wall acquisition will affect such demands on capital. At minimum, it would appear that ChinaCast will be placed under even heavier demands for capital due to:
•	the potential recission liability existing as a result of Great Wall’s charter amendments;

•	The outstanding liabilities due to service providers since the announcement of the transaction;

•	Liabilities that would exist if any ChinaCast shareholders elect cash instead of Great Wall securities; and

•	Liabilities that would exist if any Great Wall shareholders elect to convert their shares.
Response to Comment 19

We have revised this risk factor to include a discussion of how the Acquisition will affect ChinaCast’s demand for capital.

20.	In Risk Factor 5, detail all of the “other expenses.”

Response to Comment 20

We have revised this risk factor as requested.

21.	We note the statement in Risk Factor 9 that “As there are no independent market surveys of ChinaCast’s business segments, ChinaCast is unable to ascertain its market share compared to its competitors.” We also note the disclosure on page 25 with respect to valuation analysis, financial projections, and due diligence. We also note the statement on page 34 “ChinaCast is one of the first distance learning providers using satellite broadband services, and is the market leader in this segment.” We further note the “Investment Research” report commissioned by WR Hambrecht + Co, the entity you disclose to have located ChinaCast as a target for you, stating that “ChinaCast is the leading service provider in [the

University Distance Learning sector], having contracts with 20 of the 68 institutions.” Please clarify and reconcile.

Response to Comment 21

We have revised the disclosure in the section entitled “Information about ChinaCast — Competitive Strengths” on page 40 to clarify and reconcile the disclosure in the document as requested.

22.	We note the statement in Risk Factor 10 that “Chinese legal advisers have opined that ChinaCast’s performance under the technical services agreement with CCLX complies with applicable Chinese laws and regulations, and ChinaCast complies with PRC laws and regulations.” Please attach such opinion as an exhibit to your next amendment.

Response to Comment 22

We have included a copy of the opinion received from Jing Tian & Gong Cheng as Exhibit 20 to the registration statement.

23.	We note the discussion in Risk Factor 20 of the dilutive effect that Great Wall stock to be issued pursuant to the Stock Offer. Please additionally include discussion of the impact that the Insider Warrants and Underwriter’s Purchase Option will have.

Response to Comment 23

The Company revised the disclosure in the registration statement to combine the risk factor concerning the dilutive effect of Great Wall stock to be issued pursuant to the Stock Offer with another risk factor concerning the dilutive effect of the Insider Warrants and Underwriter’s Purchase Option. The combined risk factor is on page 15 and is entitled “A substantial number of shares of Great Wall common stock will be available for sale after consummation of the Acquisition, which might result in a decline in its market price.”

24.	We note the discussion of conflicts contained in Risk Factor 25. Please additionally include discussion of the conflicts that result from Mr. Li’s indemnification obligation.

Response to Comment 24

We have revised this risk factor to add a discussion of the conflicts resulting from Mr. Li’s indemnification obligations.

Selected Unaudited Pro Forma Combined Financial Information, page 17
25.	Please revise your presentation of pro forma revenue to reconcile to your pro forma statements of operations presented on pages 52 and 53.

Response to Comment 25

The pro forma revenue has been revised.
Comparative Per Share Information, page 18
26.	Show us how you calculated the Great Wall minimum stock tender amount of 4,612,781. Based on the balance sheet presentation of outstanding shares of 5,515,975 and common stock subject to redemption of 902,744, it appears the minimum stock tender amount would be 4,613,231.

Response to Comment 26

The 902,744 noted above is based on the estimate of 19.99% of shares issued in the public offering. The Company used the more precise number of 903,194 (one share less than 20%) in its comparative per share information.

27.	ChinaCast’s diluted earnings per share for the years ended December 31, 2004 and 2005 does not reconcile to the statements of operations presented on F-4. Please advise or revise.

Response to Comment 27

ChinaCast’s diluted earnings per share have been corrected.

28.	Please revise your disclosure in note (6) to describe the source of the warrants. It is unclear how this number of incremental shares was determined and how the transaction results in the issuance of these warrants.

Response to Comment 28

The incremental shares relate to warrants included in the units sold in Great Wall’s public offering. These warrants are no longer contingently exercisable or anti-dilutive in the pro forma calculations and therefore have been included in the dilutive shares calculations using the treasury stock method.

The ChinaCast Acquisition, page 23
29.	Please disclose the exact date and circumstance(s) upon which Great Wall first became aware of ChinaCast, and first had discussions with ChinaCast, as you partially discuss on page 24.

Response to Comment 29

We have revised the disclosure as requested.

30.	Disclose the identity of the SPAC from which ChinaCast shareholders entertained an offer, as you discuss on page 24.

Response to Comment 30

We have revised the disclosure in the section entitled “The ChinaCast Acquisition — Background” on page 29 of Amendment No. 2 to identify Tremisis Energy Acquisition Corporation as the entity from which ChinaCast shareholders entertained a proposal.
Interest of Great Wall’s Management in the Acquisition, page 25
31.	Please update to the latest practicable date and provide a detailed breakdown of all amounts subject to the indemnification.

Response to Comment 31

We have updated the disclosure as requested.

32.	We note the discussion: “If the Acquisition is not approved and Great Wall is therefore required to liquidate. . . . .The possibility that Messrs. Li and Tang will be required to perform their obligations under the indemnity agreements. . . .will be substantially increased.” Please clarify and revise. It would appear to the Staff that if Great Wall liquidates, it would be more than just a “possibility” that Messrs. Li and Tang will be required to perform such obligations pursuant to the agreements.

Response to Comment 32

We have revised the disclosure throughout the registration statement to provide that Messrs. Li and Tang will be required to perform their indemnity obligations under the indemnity agreements if the Acquisition is not approved and Great Wall is required to liquidate.

33.	We note the amounts provided in the fourth bullet point under this section. Please disclose how much Potter Anderson was paid for their services and the manner in which they were paid. Additionally, please disclose agreements with Loeb & Loeb with respect to payment for their services as it appears that the firm has billed only $1,000 for the entire period from February 26, 2006 to May 10, 2006.

Response to Comment 33

We have updated the disclosure as requested.
Great Wall’s Reasons for the Acquisition and Its Recommendation, page 26
34.	Please expand and clarify within your disclosure the basis for Mr. Li’s conclusion that the Acquisition “is in the best interests of Great Wall’s stockholders.”

We note the following disclosure on page 28:
•	“Mr. Li believes that because of his financial skills and background, he was qualified to make this analysis himself and conclude that the Acquisition of ChinaCast met the 80% of net assets requirement without recourse to an independent source.”

•	“The foregoing discussion of the information and factors considered by the Great Wall Board is not meant to be exhaustive, but includes the material information and factors considered by it.”
It appears that the only factor considered was whether ChinaCast met the 80% test. Please disclose how, if the only factor considered was whether the acquisition met the 80% test, as suggested by the disclosure quoted above, Mr. Li was able to conclude that the Acquisition “is in the best interests of Great Wall’s stockholders.”

Response to Comment 34

We have revised the disclosure as requested.
Information About ChinaCast, page 31
35.	We note the statement “References to ChinaCast mean ChinaCast Communication Holdings Limited, the parent company publicly traded on the Singapore Exchange, or collectively to ChinaCast, its subsidiaries and CCLX, as the context requires.” Please remove such statement and provide consistent abbreviations for each of the ChinaCast entities. With the number of entities at issue, it would appear that simple reference to “ChinaCast” could be unclear to investors.

Response to Comment 35

We have modified this disclosure to clarify each of the ChinaCast entities.
Business Strategy, page 33
36.	We note the statement “It strives to maximize customer loyalty and increase margins by offering additional services not offered by traditional service providers. ChinaCast intends to continue to develop for these segments new products and services that integrate broadband multimedia delivery with quality educational content.” Please clarify the additional services, new services, and new products that ChinaCast intends to offer.

Response to Comment 36

We have added a description of the additional services provided to us by ChinaCast.
Corporate Structure, page 34
37.	Please substantially revise and clarify this section. It appears to have been cut and pasted from another document (e.g., “please refer to our Prospectus dated 30 April 2004 for details of the relationship between the Group and the SOE.”) Please explain the purpose(s) for the holding company structure described. Please disclose all minority owners. Please disclose all owners of all the “Satellite Operating Entities.”

Response to Comment 37

We have revised this section to read more clearly, and included disclosure that explains that the structure was driven by the fact that when the ChinaCast Group was established, foreign ownership was forbidden for companies holding VSAT licenses, and that the structure enabled ChinaCast to obtain financing from investors outside of China. This section has been further revised to disclose all minority owners and all owners of the Satellite Operating Entities.

38.	Please reconcile the ownership percentages of each entity listed in your diagram with those in Note 1 of ChinaCast’s financial statements on F-7. For example, it appears CCT Shanghai has a 49.3% interest in Tongfang Education, not 50% as presented.

Response to Comment 38

The 49.3% reflected in Note 1 of ChinaCast's financial statements represents the indirect proportion of issued shares held by ChinaCast: While CCT Shanghai owns 50% of Tongfang Education and CCT owns 100% of CCT Shanghai, ChinaCast owns 98.5% of CCT, with the result that ChinaCast effectively owns 49.3% (98.5% Î 50%) of Tongfang Education.

ChinaCast’s Contractual Arrangements with the Satellite Operating Entities, page 35
39.	Please file a copy of the Technical Services Agreement, and all amendments thereto, as an Exhibit to your next amendment.

Response to Comment 39

We have included a copy of the Technical Services Agreement, and all amendments thereto, as Exhibits 10.3 and 10.4 to the registration statement.

40.	We note the following statements on page 36:
•	“Cost and expenses. ChinaCast Shanghai is responsible for the operating expenses which have been reasonably incurred.”

•	“ChinaCast Shanghai is not responsible for any operating expenses that exceed the budgeted amount, unless it consents in its absolute discretion to bear them.”
Please reconcile.

Response to Comment 40

We have modified the disclosure to clarify that ChinaCast Shanghai is responsible for the operating expenses which have been reasonable incurred, unless such expenses exceed the budgeted amount. In such a case ChinaCast Shanghai has discretion as to whether it will bear the expenses exceeding the budget.

41.	Please revise your disclosure to discuss your relationship with CCLBJ, the products and services offered by CCLBJ and how the management fee is determined.

Response to Comment 41

The requested disclosure has been added in the section entitled “Novation Deed” on page 44.
Technical Services Agreement between CCLX and ChinaCast Shanghai, page 36
42.	Please revise your disclosure of services provided to be more specific as to the products and services offered by CCLX. Based on your disclosure it remains unclear if CCLX generates revenues solely from the sale of satellite broadband service and related equipment or if CCLX also generates revenues from e-learning services. Also, disclose if and how CCLX’s revenues fall within the product and service offerings of ChinaCast as described on page 32.

Response to Comment 42

We have clarified that CCLX offers all the products and services offerings of ChinaCast, and explained that ChinaCast accounts for CCLX’s revenues as an interest in a variable interest entity, with the result that CCLX’s financial results, including revenue, are consolidated in ChinaCast’s financial statements.
Management’s Discussion and Analysis, page 39
43.	We note your disclosure of the sources of product revenues for 2005 (e.g. 41% of revenues from K-12 educational services). Please revise to present this information for 2004 and discuss the activities that generated these revenue variances between periods.

Response to Comment 43

We have revised this section as requested.
Revenue and Cost Allocation Agreement, page 37
44.	Please file a copy of the Revenue and Cost Allocation Agreement, and all amendments thereto, as an Exhibit to your next amendment.

Response to Comment 44

We have included a copy of the Revenue and Cost Allocation Agreement, and all amendments thereto, as Exhibit 10.5 to the registration statement.
Government Regulations, page 38
45.	We note your disclosure that “After December 11, 2003, foreign capital will be allowed to reach 50% of the total equity interests of CCLX, but the ultimate proportion of the foreign capital of CCLX shall not exceed 50% under current PRC regulations and WTO promises.” Please disclose why the group’s structure has not changed to provide for foreign ownership after December 11, 2003.

Response to Comment 45

We have expanded disclosure in this section as requested.
Competition, page 38
46.	Please reconcile this section with Risk Factor 9.

Response to Comment 46

We have revised this section as requested.
Results of Operations, page 41
47.	Considering that CCL has pledged it rights in CCLX to CCT Shanghai, please provide an in-depth discussion why CCL is transferring contracts to CCLX without any apparent consideration.

Response to Comment 47

We have expanded disclosure in this section as requested.

48.	Please revise your disclosure for each period to describe and quantify underlying material activities that generate revenue and cost of revenue variances between periods. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. This can be achieved by providing information (in a comparative format), such as key performance indicators or key metrics that you utilize in evaluating your business (e.g. changes in enrollment, pricing variances, etc.), and including a detailed discussion of the year over year variances. An example might be revenue and costs attributed to each product line (described on page 32) and the change between periods.

Response to Comment 48

We have expanded disclosure in this section as requested. ChinaCast does not provide information concerning cost of revenue by business line.
Unaudited Pro Forma Financial Statements
49.	Please revise your pro forma statements of operations on pages 52 and 53 to present basic and diluted earnings per share of ChinaCast.

Response to Comment 49

ChinaCast basic and diluted earnings per share has been added to the proforma statements of operations.

50.	Please revise your pro forma statement of operations on page 51 to appropriately reflect the pro forma combined cash and cash equivalents balance of $(1,532) as a liability.

Response to Comment 50

We have revised the pro forma balance sheet.

51.	On page 54, you present the Great Wall’s weighted average shares, assuming maximum approval, as 515,975. This appears to be a typographical error. Please revise.

Response to Comment 51

We have revised the disclosure to read 5,515,975.
China Cast Financial Statements
Statements of Operations, F-4
52.	Tell us why you believe the presentation of the management fee as a reduction of operating expenses is appropriate versus presentation as other income or revenue.

Response to Comment 52

ChinaCast has advised that pursuant to the technical service agreement between CCT Shanghai, CCL and the investors of CCL, CCT Shanghai provides certain technical services and ancillary equipment in connection with CCL’s satellite communication business, which is operated by a branch of CCL. As compensation, CCT Shanghai receives a service fee which is the difference between CCL total revenue earned less expenses incurred. Since this service fee arises from ChinaCast’s normal ongoing operations, it believes it is more meaningful to present it in a line item under “Operating (expenses) income.”
Notes to Financial Statements
General
53.	Considering the information presented in your 2005 annual report (www.chinacastcomm.com), tell us whether your two revenue categories (i.e. services and equipment), your four principal product lines (i.e. post secondary education distance learning services, K-12 educational services, enterprise segment, etc.) or your satellite bandwidth and e-learning businesses represent separate operating segments as defined in paragraph 10 of SFAS 131 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs 25 — 28 of SFAS 131. In this connection, please expand MD&A to analyze sales, profitability and the cash needs of each segment. Refer to Section 501.06.a of the Codification of Financial Reporting Policies.

Response to Comment 53

In response to the Staff’s comment, we have included the following analysis of SFAS 131 paragraph 10 to support ChinaCast’s position that it has one operating segment:

SFAS 131 paragraph 10 states:

An operating segment is a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c. For which discrete financial information is available.

ChinaCast believes that it engages in business activities from providing services and selling equipment in its four principal product lines, and the satellite bandwidth and e-learning business. The financial information received by the chief operating decision maker contains revenue by produce line, but operating expenses and assets are reported on a combined basis for the entire company only. The financial information does not contain margin information for, nor are operating expenses, or assets, allocated to each product line. Because the financial information does not contain a measure of segment profit or loss by produce line, discrete financial information is not available, and operating results for each product line are not regularly reviewed by the chief operating decision maker. The chief operating decision maker does not have enough information to assess performance and make resource allocation decisions by service line. Therefore ChinaCast believes that it does not meet the criteria of b and c of SFAS 131 paragraph 10, and that the entire operating unit should be considered the segment.
Note 1 — Organization and Principal Activities, F-7
54.	We note you have determined that CCLX is a variable interest entity and is consolidated in your financial statements. Please revise your notes to provide disclosures related to CCLX in accordance with paragraph 23 of FIN 46(R). Also, provide us with your FIN 46(R) analysis of CCLX, including the equity investment at risk, how you determined the primary beneficiary and your analysis of which entity will absorb a majority of the expected losses.

Response to Comment 54

In response to the Staff’s comment, ChinaCast has revised the disclosure in Note 1 in accordance with paragraph 23 of FIN 46 (R).

ChinaCast believes that CCLX is a variable interest entity because it meets condition in paragraph 5(a) of FIN 46 (R), i.e. CCLX’s equity investment at risk is not sufficient. Per paragraph 5(a)(1) of FIN 46 (R), the equity investment at risk includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights. ChinaCast is not an equity holder in CCLX. However, through the CCLX Technical Service Agreement (“CCLX TSA”) and its supplemental agreement, ChinaCast is obligated to fund operating losses of CCLX, and the Company is entitled to profits generated by CCLX. As a result, the equity investors in CCLX do not participate significantly in profits and losses of CCLX, and their equity investment cannot be considered to be at risk.
Since CCLX has no equity investment at risk but conducts substantive operations in the satellite communication business, ChinaCast believes that CCLX equity investment at risk is not sufficient and meets the condition specified in paragraph 5(a). ChinaCast notes that CCLX may also meet conditions specified in paragraph 5(b) of FIN 46R, but that analysis is not necessary given CCLX’s insufficient equity at risk.

The only significant variable interests in CCLX are those held by ChinaCast. These variable interests encompass: (1) the cash advances extended by ChinaCast to CCLX, (2) its right to CCLX’s profits through the CCLX TSA, and (3) its obligation to fund CCLX’s operating losses through the supplemental agreement.

Having considered the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties, ChinaCast concluded that it will absorb a majority of CCLX’s expected losses and receive a majority of CCLX’s expected residual returns.

55.	In connection with the comment above and your disclosure in Note 14, we note the investors of CCL have pledged their shares to CCT Shanghai. Tell us how you accounted for your relationship with CCL in accordance with GAAP and cite the specific authoritative literature you used to support your conclusion. In your response, please address the applicability of ARB 51 and FIN 46(R). Please advise or revise accordingly.

Response to Comment 55

The direct shareholders of CCL consist of three parties, one of which, Tibet Tiantai Investment Management Co., Ltd., (“TTI”) owns 70 percent of CCL. ChinaCast’s Chairman is a director and a 20 percent investor in TTI and, through TTI, can exercise significant influence over CCL. Apart from the Chairman, the other equity investors in CCL are unrelated to ChinaCast. Since ChinaCast’s Chairman has over 10% interest in both CCL and ChinaCast, CCL and the Chairman are accounted for as related parties.

Since ChinaCast itself has no equity investment in CCL, ARB51 does not apply to it. In response to the Staff’s comment, ChinaCast has included the following analysis of FIN 46 (R):

(1) ChinaCast believes that CCL is a variable interest entity because it meets condition in paragraph 5(b)(3) of FIN 46R, which states the following:

As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity. (footnote reference omitted).

Through the CCL Technical Service Agreement (CCL TSA), CCL is redesigned so that all returns generated by its Beijing branch (CCL BJ), the primary source of CCL operations and revenues, accrue to the benefit of ChinaCast, which is not a holder of CCL’ equity investment at risk. Therefore, the return to holders of equity investment at risk in CCL is capped through an arrangement between CCL (the entity) and other variable holders (ChinaCast).

(2) ChinaCast believes that CCL BJ should not be treated as a separate variable interest entity for accounting purposes (a silo). Paragraph 13 of FIN 46 (R) states: “An enterprise with a variable interest in specified assets of a variable interest entity shall treat a portion of the entity as a separate variable interest entity if the specified assets (and related credit enhancements, if any) are essentially the only source of payment for specified liabilities or specified other interests. That requirement does not apply unless the entity has been determined to be a variable interest entity. If one enterprise is required to consolidate a discrete portion of a variable interest entity, other variable interest holders shall not consider that portion to be part of the larger variable interest entity. (footnote reference omitted, emphasis added)”

The emphasized condition in paragraph 13 is not met because all the assets of CCL are the source of payment for CCL BJ liabilities.

Additional guidance was provided in FASB Staff Position FIN46(R)-1, Reporting Variable Interests in Specified Assets of Variable Interest Entities as Separate Variable Interest Entities under Paragraph 13 of FASB Interpretation No. 46(R):

Q—Should a specified asset (or group of assets) of a variable interest entity and a related liability secured only by the specified asset or group be treated as a separate variable interest entity (as discussed in paragraph 13 of Interpretation 46(R)) if other parties have rights or obligations related to the specified asset or to residual cash flows from the specified asset?

A—No. A separate variable interest entity is deemed to exist for accounting purposes only if essentially all of the assets, liabilities, and equity of the deemed entity are separate from the overall entity and specifically identifiable. In other words, essentially none of the returns of the assets of the deemed entity can be used by the remaining variable interest entity, and essentially none of the liabilities of the deemed entity are payable from the assets of the remaining variable interest entity. (Emphasis added.)

Because the creditors of CCL BJ have recourse to all of CCL’s assets, including CCL’s assets held outside of CCL BJ, it is not true that “essentially none of the liabilities of the deemed entity [CCL BJ] are payable from the assets of the remaining variable interest entity”.

In addition, because CCL’s creditors have recourse to all the assets of CCL, including the assets of CCL BJ, it is not true that “essentially none of the returns of the assets of the deemed entity can be used by the remaining variable interest entity”.

(3) As a collateral security for the prompt and complete return of the equipment, CCL’s shareholders pledged to ChinaCast all of their rights, title and interest in CCL’s shares, including ownership rights, voting rights, and rights to dividends and other distributions. However, any dividends or other distributions paid to CCL shareholders prior to the occurrence of an Equipment Return Default would not be subject to the security interest created by the pledge. In other words, so long as no Equipment Return Default occurs, the pledgors are entitled to exercise all voting and other rights with respect to their shares and to receive and retain any dividends and other distributions from CCL. So far, ChinaCast believes the Equipment Return Default has never happened. Therefore, ChinaCast believes the pledge agreement does not represent the variable interest in CCL.

(4) ChinaCast believes it is not the primary beneficiary of CCL and it should not consolidate CCL since it and its related party do not absorb the majority of CCL’s expected losses and do not receive a majority of CCL’s expected residual returns.

56.	You disclose that you primarily act as a service provider in the satellite communication industry. Please revise your disclosure to provide a discussion of your e-learning initiatives and products and services offered similar to that disclosed on page 32.

Response to Comment 56

In response to the Staff’s comment, ChinaCast has revised the disclosure in Note 1, which is consistent with the disclosure on page 32.

57.	Please revise your disclosure to include a discussion why the minority interest in CCLX is recorded at the original investment of the minority investors, and not the current portion of their equity investment.

Response to Comment 57

In response to the Staff’s comment, ChinaCast has expanded its disclosure in Note 1 to include the requested discussion.

These minority investors are the related parties of ChinaCast, which acting as de facto agent (under FIN 46 paragraph 16), is deemed to be the primary beneficiary. Therefore, ChinaCast has a 100% share of the earnings or losses from CCLX.
Note 2 — Summary of Significant Accounting Policies
(1) Revenue Recognition, F-10
58.	We note you generate revenue from your Post Secondary Education segment based on “turn-key packages” (hardware, software and broadband network services) and your Enterprise/Government segment based on hardware, software and monthly services fees.

Please revise your revenue recognition policy to disclose the policies for accounting for multiple elements under the arrangement (consider the guidance of SOP 97-2 and EITF 00-21). Also, ensure your revised revenue recognition policy discloses how each of the four criteria of SAB 104 specifically applies to each of your revenue streams (e.g. service and content subscription fees, training, hardware sales, etc.). Disclose the significant contract terms and conditions, including any customer acceptance provisions, warranties and other post-delivery obligations and the related accounting policies (consider the guidance of SFAS 48). Your MD&A should include a discussion of these critical accounting policies and their impact on the financial statements.

Response to Comment 58

In response to the Staff’s comment, ChinaCast has expanded its disclosure in Note 2 to considering guidance of EITF 00-21 and how the four criteria of SAB 104 apply to each of its revenue streams. Since the revenue earned on products or services containing software is incidental to the products or services as a whole, SOP 97-2 does not apply to ChinaCast.
Note 3 — Acquisition, F-14
59.	It appears you accounted for the acquisition of a 49.3% interest in Tongfang Education using the purchase method based on your control of Tongfang Education’s Board of Directors. Based on paragraph 9 and footnote 5 of SFAS 141, a business combination occurs when one company acquires, directly or indirectly, over fifty percent of the outstanding voting shares of another company. SFAS 141 does not address transaction in which control is obtained through means other than an acquisition of net assets or equity interest. Tell us how your accounting treatment (i.e. purchase method) is consistent with GAAP and cite the specific authoritative literature you used to support your conclusion. In your response, please address the applicability of APB 18. Please advise.

Response to Comment 59

In response to the Staff’s comment, ChinaCast believes it does not own over fifty percent of the outstanding voting shares of Tongfang Education through the acquisition, and acquiring over fifty percent of the outstanding shares is the criteria for applying SFAS 141.

The view is based on Paragraph 2 of ARB No. 51 which is amended by FASB Statement No. 94 and states: “The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation. However, there are exceptions to this general rule. A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner (as, for instance, if the subsidiary is in legal reorganization or in bankruptcy or operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent’s ability to control the subsidiary).” Accordingly, the Company believes conclusions regarding control are a matter of judgment and should be based on an examination and evaluation of the specific facts and circumstances surrounding each situation.

A parent can directly or indirectly have a majority ownership interest in a subsidiary resulting in control that would require consolidation of the subsidiary. In some cases, consolidation is required due to the relationships between entities. Accounting and Auditing Enforcement Releases No. 34 and 45 (representing a technical amendment to Regulation S-X, Rule 3A-02) and EITF Issue No. 95-6, “Accounting by a Real Estate Investment Trust for an Investment in a Service Corporation,” EITF Issue No. 97-2, “Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements,” and EITF Issue No. 99-16, “Accounting for Transactions with Elements of Research and Development Arrangements,” provide guidance in this area. The Company believes that the following conditions may indicate substantive control of an entity in the absence of a majority voting interest, particularly if there is more than one condition:
•	Control of the board of directors

•	Contracts or other written agreements that provide control elements

•	Possession of options or other securities convertible into voting shares or other voting interests

•	Holding a majority of total equity or “at risk” capital, thereby resulting in potential influence beyond voting share percentage

•	Ability to sell, lease, or otherwise dispose of the investee’s assets

•	Ability to enter into contracts or commitments on behalf of the investee

•	Ability to establish or take any action that could change the operating or capital policies of the investee, including selecting, terminating, or setting the compensation of investee management responsible for implementing the policies of the investee

•	Responsibility for all supervision, operation, and maintenance of the investee’s business and property

•	Investee is a mechanism to finance a project, and the investor will eventually acquire the project

•	Investee is an integral part of the investor’s business

•	The other investee owners are passive investors, including situations in which they have the right to put their ownership interests to either the investee or to the investor

•	The investor is liable for or has guaranteed the investee’s debt

•	Possession of the right or obligation to offer to buy out the other ownership interests in the investee

•	Control of proxy rights for a majority of the voting stock by agreement, notwithstanding lack of ownership of voting stock.
ChinaCast believes it has the control of the board of directors based on the Article of Association of Tongfang Education. Due to the control of the board, it has the ability to establish or take any action that could change the operating or capital policies of Tongfang Education.

Therefore, based on the above analysis, ChinaCast concludes that it effectively controls over Tongfang Education, which should be consolidated as its subsidiary. Accounting treatment (i.e. purchase method) is consistent with GAAP.

60.	Please expand your disclosure here and throughout your filing to describe the relationship (e.g. direct ownership, etc.) between Tongfang Education and ETS as well as the terms and conditions of Tongfang Education’s entitlement to “100% of the benefits from the operating right of ETS.”

Response to Comment 60

ETS was established by Tsinghua Tongfang Co Ltd., with the right to enroll students and offer training services. The ownership of ETS cannot be transferred without losing the student enrolment right. According to an agreement between Tongfang Education and Tsinghua Tongfang Co. Ltd., the operating right of ETS is assigned to Tongfang Education and Tongfang Education becomes the exclusive operator of ETS for a period of 10 years. During this period, Tongfang Education assumes all the rights and responsibility of the operations of ETS.

Through this arrangement, ChinaCast can use ETS to enroll students and derive a service fee out of ETS for providing distance learning service to it.
Note 12 — Redeemable Convertible Preference Shares, F-18,
61.	It appears the Series A and Series B preferred shares were converted to common stock and are no longer outstanding at December 31, 2005. Please revise your disclosure to discuss the timing and facts and circumstances related to the conversion. Show us how you determined the premium amount and provide us with a discussion detailing your accounting treatment, including references to the appropriate authoritative guidance.

Response to Comment 61

In response to the Staff’s comment, ChinaCast has expanded its disclosure in Note 12 to discuss the timing and facts and circumstances related to the conversion. The premium amount represents the investors’ entitlements of interest, which is calculated at 10% per annum of the purchase price. Because the Series A and Series B preferred shares issued are convertible preferred stock, the premium is recognized as a return to the preferred shareholders over the minimum period from the date of issuance to the date at which the preferred shareholders can realize that return using the effective yield method according to EITF D-98: Classification and Measurement of Redeemable Securities.
Great Wall Financial Statements
General
62.	We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the “units” being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

Response to Comment 62

We have amended the Warrant Agreement to clarify that the holders of the warrants have no right to a net cash settlement in the event that the shares underlying the warrants are not registered. This amendment to the warrant agreement is retroactive to the date of the original agreement and as such we believe that equity accounting for the warrants is appropriate. We have included a copy of the Warrant Clarification Agreement as Exhibit 10.6 to the registration statement.

63.	In conjunction with your extension amendment to your certificate of incorporation you disclosed on page 15 that holders of shares from your initial public offering may have securities law claims against you for rescission. Tell us how you have accounted for these claims related to your initial public offering and where they have been disclosed in your financial statements. In your response, please reference the appropriate authoritative guidance supporting your accounting treatment.

Response to Comment 63

We have added disclosure to note 1 of our December 31, 2005 financial statements regarding possible rescission rights of the stockholders. Under FASB No. 5, we do not believe that rescission by our shareholders is probable nor can any loss be reasonably estimated.

64.	Tell us where you have recorded approximately $507,000 (RMB 4,094) of transaction costs at December 31, 2005 reimbursable to ChinaCast (as disclosed in ChinaCast’s notes to financial statements on F-15). Also, revise your footnotes to include disclosure related to this commitment.

Response to Comment 64

ChinaCast entered into an agreement with one of our stockholders to reimburse them for the transaction costs. We have amended our December 31, 2005 financial statements to expense the $507,000 of transaction costs noted above as well as an additional $301,000 of transaction costs that had been reimbursed by our stockholder during 2005.

These items are now described in Note 8 to the December 31, 2005 financial statements.

Notes to Financial Statements
Note 4 — Commitment, F-37
65.	Please revise your note to include commitments to WR Hambrecht and Broadband Capital Management LLC as disclosed in bullet point four on page 25.

Response to Comment 65

We have added the commitments to Note 4.
Note 9 — Post Balance Sheet Events — unaudited, F-38
66.	We observed that Note 9 has been designated as “unaudited.” Considering the audit report is specifically dual dated to reference Note 9, it is our understanding that this note should be audited. Please advise or revise.

Response to Comment 66

We have removed the “unaudited” designation from Note 9 as requested.
Other Regulatory
67.	Please provide current consents, and update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response to Comment 67

The current consents are included and that financials have been updated in accordance with Rule 3-12 of Regulation S-X

68.	Your current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings should also be revised to comply with these comments as applicable.

Response to Comment 68

The Company will revise its current Form 10-KSB and Firm 10-QSB to comply with these comments.
Sincerely,
Kin Shing Li
Chairman of the Board and
Chief Executive Officer

cc:	Mitchell S. Nussbaum (by facsimile) 212.407.4990